Exhibit 1.01

TiVo Inc.
Conflict Minerals Report
For the period January 1, 2014 through December 31, 2014

We have made statements in this Conflict Minerals Report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of conflict minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

This Conflict Minerals Report of TiVo Inc. (“TiVo,” “we,” “us” and “our”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) promulgated pursuant thereto. A copy of this report is publicly available on our website at www.tivo.com on the “SEC Filings” page in the “Investor Relations” section.
As used in this report, the term “conflict minerals” refers to gold, cassiterite, columbite-tantalite, wolframite and their derivatives tin, tantalum and tungsten.
As a company in the consumer electronics industry which does not manufacture its own products directly, TiVo is multiple levels removed from the actual mining of conflict minerals and purchases of conflict minerals from smelters and refiners. TiVo does not make purchases of raw ore, unrefined or refined conflict minerals and makes no purchases in the Covered Countries.
To ensure compliance with the Rule, in 2013 we established a policy and management system for conflict minerals including a team of subject matter experts from relevant functions, including management personnel in our supply base management, accounting, and legal departments (the “Conflict Minerals Team”). That team continued its work in 2014 and 2015. The Conflict Minerals Team was supported by executive-level representatives, and senior management was briefed on a quarterly basis as part of our on-going risk and compliance processes. Our board of directors’ audit committee also was regularly briefed on our efforts and the results of our work in this area.
Reasonable Country of Origin Inquiry
TiVo contracts to manufacture certain products. We determined that there were one or more conflict minerals that were necessary to the functionality or production of our digital video recorder and other set-

top box products and accessories, including wireless adapters (the “Covered Products”). Thus, as required by the Rule, we conducted a reasonable country of origin inquiry to determine whether any of the conflict minerals contained in those products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources.
Our reasonable country of origin inquiry process consisted of the following:
•The Conflict Minerals Team conducted a supply chain survey with our direct suppliers to obtain country of origin information for the conflict minerals included in our products. In support of that effort, we retained the services of our principal contract manufacturer, Flextronics Telecom Systems, Ltd. (“Flextronics”).
•Flextronics assisted us in informing our supplier network about the Rule and requesting information from suppliers regarding the source of the conflict minerals contained in the materials and components supplied to us. Flextronics sent an explanatory letter to suppliers that asked them to complete the electronic Conflict Minerals Reporting Template of the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”). That reporting template requested information regarding the country of origin of the conflict minerals included in materials and components supplied to us as well as the smelters and refiners of those conflict minerals. Flextronics provided us with reports that summarized our suppliers’ responses, along with copies of our suppliers’ detailed responses.
Based on the results of that country of origin inquiry, we had reason to believe that the conflict minerals contained in the Covered Products may have originated in the Covered Countries. Accordingly, we conducted due diligence on source and chain of custody of the conflict minerals contained in the Covered Products.
Due Diligence Process
Our due diligence measures conformed, in all material respects, with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition),” and the related supplements, published by the Organization for Economic Cooperation and Development.
TiVo’s due diligence measures included the following efforts:
•The Conflict Minerals Team analyzed the summary reports provided by Flextronics as well as the detailed responses of each supplier. In certain cases, we compared the smelters and refiners identified in the suppliers’ responses against the lists of facilities designated as “conflict free” by the Conflict Free Smelter (“CFS”) Program. We did not independently investigate the smelters/refiners identified by our suppliers, but relied on the CFS Program lists.
•To the extent practicable, we confirmed the reliability of supplier responses by analyzing the credibility and completeness of the information provided by the suppliers and reviewing and analyzing red flags reflected in the reporting templates.
•We conducted multiple rounds of follow-up inquiries with suppliers that provided incomplete, unclear or ambiguous responses.
•Once the supplier provided all information available to it, to the extent available, we documented the country of origin and sourcing information for the smelters and refiners identified by the suppliers.
Results of Due Diligence
The Conflict Minerals Team received responses from 100% of our supplier network. As indicated above, we asked those suppliers to provide us with information regarding the country of origin, mines and smelters or refiners of the conflict minerals in the materials or components they supply to TiVo or its contract manufacturer for its Covered Products.
We were able to identify only some of the facilities that may have been used to process conflict minerals from Covered Countries in our Covered Products and they were from conflict free smelters certified by the “Conflict Free Smelter Program” (“CFSP”). Approximately 30% of our suppliers were unable to provide information regarding the smelters or refiners or country of origin of the conflict minerals in their materials or components. Other suppliers identified certain of the smelters and refiners they used, but the suppliers had provided company-wide, aggregate smelter information across all of their products, rather than specific information regarding the smelters or refiners of the conflict minerals in the specific materials or components used in our covered products. Accordingly, we are unable to identify the non-CFSP smelters or refiners of the conflict minerals in the materials or particular components used in our Covered Products or determine if any of those conflict minerals were contained in the Covered Products or originated in the Covered Countries.
As indicated above, we relied heavily on our suppliers to provide the necessary sourcing information, which may be inaccurate or incomplete. As a downstream purchaser of materials and components that contain conflict minerals, our due diligence measures cannot yet provide absolute assurance regarding the source and chain of custody of our conflict minerals.
Future Risk Mitigation and Due Diligence Process Improvements

TiVo intends to implement steps to continue to improve its due diligence and to further mitigate the risk that the use of conflict minerals in its products finance or benefit armed groups in the Covered Countries. These steps include:
•Increasing the response rate to supplier surveys and verification of supply chain information through the retention by TiVo of a third party professional(s) in the conflict minerals reporting sector.
•Encouraging suppliers in our supply chain to work with smelters and refiners that have the CFSP designation and to encourage others to participate in a program such as the CFSP to obtain “conflict free” designation.
•Providing a “grievance” process so that concerned persons can report any sourcing of conflict minerals in our supply chain suspected of financing or benefiting armed groups in a Covered Country.
•Instituting stronger risk assessment measures to identify risks in our supply chain.
•Continued and more widespread use of contractual provisions in our agreements with new suppliers and contract manufacturers to require information and supporting documentation regarding the use and sourcing of conflict minerals in advance of using such manufacturer or supplier.